UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Ordinary and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting to be held on June 13th, 2012.

Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Ordinary and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting to be held on June 13th, 2012 (the “Meeting”).

First Item: The Board of Directors proposes that the Shareholders appoint the two shareholders having registered the highest number of shares to participate in the Meeting to approve and sign the minutes thereof.

Second Item: The Board of Directors proposes:

(i)	to make available for payment, in cash, as from June 29, 2012, the total accumulated preferred basic dividend corresponding to the outstanding “Class A” Preferred Shares.

Based on an aggregate of 401,794 outstanding “Class A” Preferred Shares, and applying the Coeficiente de Estabilización de Referencia (“CER”) corresponding to May 23, 2012, (2.9979), the total amount of such dividend would be AR$80,925,165, which represents an amount of AR$201.4096 for each “Class A” Preferred Share, representing 2014.10% of its par value. Such amount shall be adjusted based on the evolution of CER and will be paid in Argentine Pesos.

(ii)	to make available for payment, in cash, as from June 29, 2012, the total preferred additional dividend corresponding to the “Class A” Preferred Shares for fiscal year 2011. The total amount of such dividend is AR$22,609,287, which represents an amount of AR$56.2708 for each “Class A” Preferred Share, representing 562.71 % of its par value, and will be paid in Argentine Pesos.

(iii)	to make available for payment, as from June 29, 2012, a distribution amount to be determined by the Meeting, in addition to the ones mentioned in paragraphs (i) and (ii), for each outstanding “Class A” Preferred Share, payable only and exclusively to those holders of “Class A” Preferred Shares who accept the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1=AR$1) and release Nortel from any claim relating to the “pesificación”, the accrual of interest and the calculation, attribution or priority of all redemption and dividend payments to be considered by the Meeting –or made in the past and referred to the “Class A” Preferred Shares, including any retentions made in the past, as applicable–, and execute a settlement agreement with the Company, to the Company’s satisfaction, or a note, to the same effect, and deliver it to the Company before June 27, 2012, releasing and irrevocably, finally and definitively terminating any of such claims. Such payment shall be made in Argentine Pesos, once such holders have executed and delivered the agreement or the note referred to above, as applicable, and shall be made simultaneously with the payment of the dividends.

(iv)	to reduce the Voluntary Reserve for the Future Distribution of Dividends in order to make the payments proposed in paragraphs (i), (ii) and (iii) above. The exact amount by which the Voluntary Reserve for the Future Distribution of Dividends shall be reduced will depend on the adjustment referred to in paragraph (i) above and the calculation of the total amount resulting from the payment of the additional distribution referred to in paragraph (iii) above.

(v)

to grant full powers to the Board of Directors for purposes of perfecting payment to the “Class A” Preferred Shares of the basic and additional dividends and corresponding amounts in cash which approval is proposed in paragraphs (i), (ii) and (iii) above. For such purpose, the Board may perform all legal and operative actions relating to the effective payment of such preferred basic and additional dividends, and other corresponding amounts, including –without limitation– the power to make all applicable calculations, notify shareholders of the final amount payable resulting from the application of the CER corresponding to the date on which the base dividend and the redemption amounts (referred to in Item 3 of the Agenda) will be effectively made available; arrange for the applicable publications, notify the regulatory authorities, Comisión Nacional de Valores (CNV) [Argentine Securities Commission], the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) and any other applicable authority or agency, negotiate and execute the above-

mentioned settlement agreements and/or the language of the applicable note, perfect the payment of the additional distribution payable only and exclusively to those holders of “Class A” Preferred Shares who release the Company from any claim relating to the “pesificación”, the accrual of interest and the calculation, attribution or priority of all redemption and dividends payments to be considered by the Meeting –or made in the past and referred to the “Class A” Preferred Shares, including any retentions made in the past, as applicable-; fix the exact amount by which the Voluntary Reserve for the Future Distribution of Dividends will be reduced; instruct the Company’s management to deduct from all amounts to be paid to the holders of “Class A” Shares, when applicable, the sums paid by the Company as personal assets tax corresponding to fiscal year 2011 for the shares held by them (pursuant to Law No. 23,966, as amended); and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby. The Board of Directors is hereby authorized to delegate any of the powers referred to above to directors or officers of Nortel.

Third Item: The Board of Directors proposes:

(i)	to approve the scheduled redemption, as from June 29, 2012 and once the distribution proposed in Item Two of the Agenda has been made available, of all the outstanding “Class A” Preferred Shareholder; i.e., 401,794 “Class A” Preferred Shares, at a par value of AR$10 per “Class A” Preferred Share, pursuant to the terms and conditions of issuance, at a redemption price of AR$894.5511 per share (including adjustment by a CER as of May 23, 2012), which is subject to the application of the CER corresponding to the date on which the redemption value will be effectively made available. Based on the applicable CER as of May 23, 2012, the aggregate redemption value of all the outstanding “Class A” Preferred Shares amounts to AR$359,425,268. The redemption amount shall be paid in Argentine Pesos.

(ii)	to reduce the Company’s capital stock in an amount resulting from the redemption of “Class A” Preferred Shares approved in paragraph (i) above, by reducing the account Capital Stock in an amount of AR$4,017,940 and the account Inflation Adjustment of Capital Stock in an amount of AR$6,384,547.91, which represent 5.5784% of each of such accounts, and by reducing the account Share Issue Premiums in an amount equal to the remaining balance of the aggregate redemption value to be paid to the “Class A” Preferred Shares. To inform that, applying the CER as of May 23, 2012, such remaining balance attributable to the Share Issue Premiums amounts to AR$349,022,780.14, which amounts shall be adjusted by the CER corresponding to the date on which the redemption value is effectively made available;

Summarizing, based on the CER as of May 23, 2012, the Company’s accounts would be reduced by the following amounts: Capital Stock: AR$4,017,940; Inflation Adjustment of Capital Stock AR$6,384,547.91 and Share Issue Premiums: AR$349,022,780.14, which total AR$359,425,268.05. The foregoing calculation shall be adjusted by the CER corresponding to the date on which the redemption value will be effectively made available;

(iii)	to grant full powers to the Board of Directors for purposes of completing the scheduled redemption of the “Class A” Preferred Shares, as proposed in paragraphs (i) to (ii) above. For such purpose, the Board may perform all acts relating to the redemption of such shares, make all calculations and follow all applicable operative procedures, notify shareholders of the final amount payable resulting from the application of the CER corresponding to the date on which such amount will be effectively made available; notify the regulatory authorities, Comisión Nacional de Valores (CNV) [Argentine Securities Commission], the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), the Inspección General de Justicia (the Corporations Office), and any other applicable authority or agency, the new amount of Capital Stock resulting from the approved reduction and of the various accounts that form such capital stock; include the new amount of the Capital Stock in the Company’s financial statements; arrange any publications; provide any explanations, respond to any queries and requests from the regulatory authorities, accept or reject any suggestion, request, observation or amendment that the regulatory authorities and/or the Company’s shareholders may make, and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby; and

(iv)	that the resolutions approved by the Meeting, and by the Board of Directors in any meetings held as a result of the granting of powers for which approval is proposed in paragraph (iii) above, be formalized privately with the signature and legal capacity certified, and that Gisela Jacquelin and María Guillermina Amespil be appointed so that any of them, individually and indistinctly, carry out all acts necessary to obtain the approval and registration of the capital stock reduction, granting them ample powers to arrange for the publications required by law and comply with all other steps required by the Comisión Nacional de Valores (CNV) [Argentine Securities Commission], the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), the Inspección General de Justicia (the Corporations Office) and any other applicable authority or agency, with the ability to provide any explanations, respond to any queries and requests from the regulatory authorities, accept or reject any suggestion, request, observation or amendment that the regulatory authorities may make, and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby.

Fourth Item: The Board of Directors proposes that the Special Class “A” Preferred Stockholders’ Meeting ratify the resolutions approved by the Meeting in Items Second and Third of the Agenda, pursuant to the proposals made by the Board in connection with such Items.

Fifth Item: The Board of Directors proposes to the Meeting:

(ii)	to make available for payment, in cash, as from June 29, 2012, a dividend corresponding to fiscal year 2011 of AR$5,385,514 to the holders of “Class B” Preferred Shares, which represents an amount of AR$3.66248 for each “Class B” Preferred Share, representing 36.62% of its par value. Such amount shall be paid in Argentine Pesos.

(iii)	to make available for payment, in cash, as from June 29, 2012, a dividend corresponding to fiscal year 2011 of AR$5,614,486 to the holders of shares of common stock, which represents an amount of AR$1.0533 for each share of common stock, representing 10.53% of its par value. Such amount shall be paid in Argentine Pesos.

(iv)	to inform to the Meeting that, pursuant to the terms and conditions of issuance of the “Class B” Preferred Shares, the dividend proposed for the holders of “Class B” Preferred Shares represents 48.959214% of the dividends referred to in paragraphs (i) and (ii) of this proposal, considered in the aggregate, while the dividend proposed for the holders of shares of common stock represents the remaining 51.040786%.

(iv)	to reduce the Voluntary Reserve for the Future Distribution of Dividends by an amount of AR$11,000,000, in order to make the payments proposed in paragraphs (i) and (ii) above.

(v)	to grant full powers to the Board of Directors for purposes of perfecting payment to the “Class B” Preferred Shares and shares of Common Stock of the dividends in cash which approval is proposed in paragraphs (i) and (ii) above. For such purpose, the Board may perform all legal and operative actions relating to the effective payment of such dividends, including –without limitation- the power to arrange for the applicable publications, notify the regulatory authorities, CNV, Buenos Aires Stock Exchange and any other applicable authority or agency, instruct the Company’s management to deduct from all amounts to be paid to the shareholders, when applicable, the sums paid by the Company as personal assets tax corresponding to fiscal year 2011 for the shares held by them (pursuant to Law No. 23,966 as amended); and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby. The Board of Directors is hereby authorized to delegate any of the powers referred to above to directors or officers of Nortel.

Sixth Item: The Board of Directors proposes that the Meeting ratifies the appointment of Mr. Patrizio Graziani as Director of the Company, which was made on April 27, 2012 by the Company’s Supervisory Committee, pursuant to Section 258, 2nd paragraph of Law No. 19,550, to fill the vacancy resulting from the resignation previously submitted by Mr. Franco Livini from such position.

Based on the foregoing, it is also proposed that the Meeting authorizes each of the Directors and Gisela Jacquelin, María Gillermina Amespil, Victoria Gaviña and Daniela Escalada so that any of them, individually and indistinctly, may register with the Inspección General de Justicia (the Corporations Office), pursuant to General Resolution N° 7/05 and related Resolutions, and any other applicable authorities or agencies that require it, the resignation of Mr. Franco Livini, which was accepted by the Board of Directors at its meeting held on April 18, 2012, as well as the appointment of his replacement, Mr. Patrizio Graziani, granting them ample powers therefore. To that effect, the attorneys-in-fact will have the power to execute copies of the minutes hereof, the Registry of Attendance at Stockholders’ Meetings and the minutes of the Board of Directors’ meetings, prepare opinions, arrange for publications, respond to queries from the regulatory authorities, file documents and perform any additional acts therefore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 24, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager